Exhibit 99.2

ASX ANNOUNCEMENT

April 14th, 2010

Private Placement and ASX Appendix 3B

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that it has today issued by way of private placement a total of 29,960,351 ordinary shares in the Company.

The placement has involved the issue of 27,940,530 ordinary shares to an institutional investor group in the USA at a price of $0.039 each, which has raised a total of $1,089,681 in cash, before the payment of associated expenses.  The remaining 2,019,821 ordinary shares, which were issued at a price of $0.040 each, were issued as partial consideration for the acquisition of assets from Perlegen Sciences, Inc., as detailed below.  All of the shares have been issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement is not required.

The majority of the net cash proceeds raised from the placement have been used by the Company to purchase certain assets from Perlegen Sciences, Inc. in California, USA that collectively comprise a proprietary breast cancer diagnostic product known as “BREVAGen” (please refer to the Company’s announcement dated December 17th, 2009).  A separate announcement in relation to the BREVAGen acquisition is being made contemporaneously with this announcement.

Details of the shares which have now been issued are included on the attached ASX Appendix 3B.

As described above, GTG has today issued ordinary shares without disclosure under the fundraising provisions of Part 6D.2 of the Corporations Act and this notice is given pursuant to section 708A(5)(e) of the Corporations Act.  As at the date of this notice, GTG has complied with its financial reporting and auditing obligations under Chapter 2M of the Corporations Act and its continuous disclosure obligations under section 674 of the Corporations Act.  In particular, there is no information which GTG has withheld from Listing Rule 3.1 disclosure under the confidentiality carve-out from disclosure.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

  GENETIC TECHNOLOGIES LIMITED

ABN

  17 009 212 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	Class of securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,960,351

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

+ See chapter 19 for defined terms.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	$1,170,473.52 (of which $1,089,680.67 was paid in cash at an issue price of 3.9 cents per share, whilst $80,792.85 was paid in kind at 4.0 cents per share)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund the purchase of certain assets from Perlegen Sciences, Inc. in California, USA that collectively comprise a proprietary breast cancer diagnostic product known as “BREVAGen”.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 April 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	404,605,152	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	750,000	OPTIONS AT $0.48 EXPIRING 6 SEPTEMBER 2010 (GTGAA)
		250,000	OPTIONS AT $0.43 EXPIRING 12 AUGUST 2011 (GTGAD)
		250,000	OPTIONS AT $0.53 EXPIRING 12 AUGUST 2011 (GTGAE)
		150,000	OPTIONS AT $0.40 EXPIRING 31 MAY 2012 (GTGAH)
		1,900,000	OPTIONS AT $0.22 EXPIRING 23 OCTOBER 2012 (GTGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

+ See chapter 19 for defined terms.

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX
(including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 14 April 2010
Chief Executive Officer

Print name:	Dr. Paul D.R. MacLeman

+ See chapter 19 for defined terms.

== == == == ==

+ See chapter 19 for defined terms.